                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
          (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._____)


                     InterTrust Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46113Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31,1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


                        (Continued on following pages)

----------------------------                            ------------------------
  CUSIP NO.  46113Q109              13G                     Page 1 of 4 Pages
----------------------------                            ------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
      Victor Shear
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          U.S. Citizen


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    7,694,858
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    7,694,858
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    7,694,858

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    19.4%


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12    IN


------------------------------------------------------------------------------

------------------------------                            ----------------------
  CUSIP NO. 46113Q109                      13 G              Page 2 of 4 Pages
------------------------------                            ----------------------


               ITEM 1.

          (a)  NAME OF ISSUER:
               InterTrust Technologies Corporation (the "Company")
          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               4750 Patrick Henry Boulevard, Santa Clara, CA 95054


               ITEM 2.

     Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction or organization (if entity); (d) title of class of securities and (e) CUSIP number.





          (a)  Victor Shear

          (b)  4750 Patrick Henry Boulevard, Santa Clara, CA 95054

          (c)  U.S. Citizen

          (d)  Common Stock

          (e)  46113Q109

               ITEM 3.

     Not Applicable

               ITEM 4.

     (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficial owned by each Filing Person are as follows:

                                                                                      Dispositive
                             Common Stock                                             -----------
        Filing Person      Beneficially Owned      % of Class (1)     Voting Power       Power
        -------------      ------------------      -------------      ------------       -----
        Victor Shear          7,694,858               19.4             7,694,858       7,694,858

    (1)    Based on 39,608,498 outstanding shares as of December 31, 1999.


               ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

               ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                      PERSON

          Not Applicable.

----------------------------                            ------------------------
    CUSIP NO. 46113Q109                   13 G              Page 3 of 4 Pages
----------------------------                            ------------------------


          Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

          Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

          Item 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable

          Item 10. CERTIFICATION

Not Applicable

----------------------------                            ------------------------
    CUSIP NO. 46113Q109                   13 G              Page 4 of 4 Pages
----------------------------                            ------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 8, 2000                      VICTOR SHEAR


                                             By  /s/ Victor Shear
                                                 -------------------------------